AIS

03045156

December 3, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 0369/2003**

  Subject: Report on the results of the exercise of warrants (ESOP Grant I) in November 2003

  Date: December 2, 2003

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Legal & Compliance Department by fax at (662) 270-0658 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Public Company Limited

Enclosure

03 DEC 15 AM 7:21

Summary Translation Letter
To the Stock Exchange of Thailand
Date December 2, 2003

AIS. 0369/2003

December 2, 2003

Subject: Report on the results of the exercise of warrants (ESOP Grant 1) in November 2003.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered 14,000,000 units of warrants to purchase the Company's ordinary shares to directors, employees, and advisors of the Company (ESOP Grant 1) on March 27, 2002. The exercise date will be made within the last five business days of every month between 9.00 a.m. and 4.00 p.m.. The exercise date of November was between November 24 - 28, 2003. The summary of terms and conditions of warrants are as follows:

Exercise Ratio	: 1 warrant per 1.00559 ordinary shares
Exercise Price	: Baht 47.733 per share.
Maturity of Warrants	: 5 years from the first date of the issuance and offering of warrants.
Number of Ordinary Shares Reserved for Warrants	: 14,000,000 shares.

The Company would like to report the results of the exercise of warrants (ESOP Grant 1) in November 2003, as follows:

The number of exercised warrants in this month	:	203,200	units
The number of remaining unexercised warrants	:	10,483,300	units
The number of ordinary shares derived from this exercise	:	204,332	shares
The number of remaining ordinary shares reserved for warrants	:	10,475,110	shares

December 2, 2003

03 DEC 15 AM 7:21

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, FN 132/2003**

  Subject: Book Closing for Interest Payment of AIS073A

  Date: December 2, 2003

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Legal & Compliance Department by fax at (662) 270-0658 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan

President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date December 2, 2003

FN 132/2003

2 December 2003

To : The President
The Stock Exchange of Thailand

Re: Book Closing for Interest Payment of AIS073A

Advanced Info Service Public company Limited issued Debentures of Advanced Info Service Public Company Limited No. 3/2545 Due in Year 2007 (AIS073A) on 21 March 2002. The interest payment will be made every 3 months, on 21 March, 21 June, 21 September and 21 December until maturity. If the interest payment date falls on a banking holiday, the payment will be made on the following business day without accruing interest onto that day. The book closing date for interest payment is 14 days prior to the interest payment date.

For the interest payment of 21 December 2003, the Company will close its book at 12:00 a.m. on 8 December 2003 and will make interest payment on 22 December 2003. The interest rate of 5.25% will be calculated for 91 days from 21 September 2003 to 20 December 2003, totaling Baht 39,267,123.29.